UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

Gushan Environmental Energy Limited

Form 6-k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: October 6, 2009	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited to Hold

Annual General Meeting on November 18, 2009

New York, October 6, 2009 – Gushan Environmental Energy Limited (the “Company” or “Gushan”; NYSE: GU), a leading producer of biodiesel in China, announced today that it will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, on November 18, 2009 at 10:00 a.m., local time. Only holders of record of ordinary shares of the Company at the close of business on October 16, 2009, New York time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.

Gushan has filed its annual report on Form 20-F, as amended by Form 20-F/A, including its audited financial statements for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission (the “SEC”) (“Form 20-F”). Gushan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Form 20-F free of charge by calling 852-2587-7212 or emailing to ir@chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 340,000 tons.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Exhibit 99.2

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 18, 2009

NOTICE IS HEREBY GIVEN that on November 18, 2009, Gushan Environmental Energy Limited, a Cayman Islands company (“We,” “us,” or the “Company”), will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Deyu Chen as a director of the Company in accordance with the articles of association of the Company.

2.	Re-election of Mr. Denny Lee as a director of the Company in accordance with the articles of association of the Company.

3.	Re-appointment of the Independent Auditor KPMG for the fiscal year 2009.

4.	Adoption and approval of the annual report of the Company, including the audited financial statements for the year ended December 31, 2008, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations).

5.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 16, 2009, New York time, can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Jianqiu Yu, Chairman of the Board, at 908 China Merchants Tower, 168-200 Connaught Road Central, Sheung Wan, Hong Kong and arrive no later than 48 hours prior to the meeting. The notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2008 Annual Report are also available through the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or American Depositary Shares of the Company and require a hard copy of the Company’s 2008 annual report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and
Principal Executive Officer
October 6, 2009

GUSHAN ENVIRONMENTAL ENERGY LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on November 18, 2009 at 10:00 a.m., local time, or at any adjournment thereof. The annual general meeting of Gushan Environmental Energy Limited (the “Company”) will be held at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Gushan Environmental Energy Limited, if you hold our ordinary shares, or to The Bank of New York Mellon if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 16, 2009, New York time, (the “Record Date”) are entitled to vote at the annual general meeting. As of September 30, 2009, 168,191,943 of our ordinary shares, par value HK$0.00001 per share, were issued and outstanding, approximately 61.1% of which were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third in minimal value of our issued and outstanding voting shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on the Record Date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the annual general meeting.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, The Bank of New York Mellon will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at an annual general meeting at least once every three years. Accordingly, each of Messrs. Deyu Chen and Denny Ting Bun Lee will resign and, being eligible, shall offer themselves for re-election as directors. Our nominating and corporate governance committee recommends, and our board of directors concurs, that Messrs. Deyu Chen and Denny Ting Bun Lee be nominated for re-election at the 2009 annual general meeting. We now hereby nominate these two directors for re-election at the 2009 annual general meeting. Each director to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected.

The names of the nominees, their ages as of October 2009, the principal positions currently held by them and their biography are as follows:

Name	Age	Position

Mr. Deyu CHEN	71	Director
Mr. Denny Ting Bun LEE(1)	42	Director

(1) Independent director and member of our audit committee, compensation committee, and corporate governance and nominating committee.

Mr. Deyu Chen has served as a director of the Company since June 6, 2006, and has been the chief technology officer of our Company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 36 years and has received many awards. In October 1992, Mr. Chen received the Certificate for Special Allowance from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement” by the Mianyang County Government and “First Award for Science and Technology Advancement” by the Sichuan Provincial Government. He joined our Company in June 2001. Mr. Chen is responsible for our research and development.

Mr. Denny Lee has served as an independent director of the Company since December 18, 2007. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game services providers listed on the Nasdaq Stock Exchange. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non-executive director on the board of NetEase.com, Inc. and also serves as independent non-executive director of New Oriental Education & Technology Group Inc. and Acorn International, Inc., both of which are listed on the NYSE. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that KPMG be re-appointed as our independent auditors for the fiscal year ending December 31, 2009. KPMG has served as our independent auditors since 2007. Our board of directors be authorized to fix the remuneration of the auditors at such amount as they shall, in their discretion, see fit.

In the event our shareholders fail to vote in favor of the re-appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the re-appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of KPMG is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE RE-APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITORS.

PROPOSAL 4

APPROVAL AND ADOPTION OF 2008 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL STATEMENTS

Our audit committee operates pursuant to its adopted charter. Members of our audit committee are independent, within the meaning of the New York Stock Exchange rules and regulations and Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Our audit committee has reviewed and discussed the Company’s audited financial statements for the year ended December 31, 2008 (the “Audited Financial Statements”) with management and the independent auditors.

In reliance on the reviews and discussions referred to above, our audit committee has recommended to our board of directors and our board has approved, that the Audited Financial Statements be submitted to the shareholders for approval and adoption at the annual general meeting.

Subject to shareholder approval and adoption, our audit committee and our board have also recommended, that having received and considered the annual report of the Company, including the Audited Financial Statements, the auditors’ report and the directors’ report (in the form of Management’s Discussion and Analysis of Financial Condition and Results of Operations), each contained therein, the same be and are hereby approved and adopted. The annual report, including the Audited Financial Statements, is available on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/. If you are a holder of ordinary shares or ADSs of the Company and require a hard copy of the Company’s 2008 annual report, the Company will mail a copy to you free of charge. Please send your request by calling 852-2587-7212 or emailing to ir@chinagushan.com.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE APPROVAL AND ADOPTION OF 2008 ANNUAL REPORT, INCLUDING AUDITED FINANCIAL STATEMENTS.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as such person sees fit.

By Order of the Board of Directors,

/s/ Jianqiu Yu
Jianqiu Yu
Chairman of the Board and Principal Executive Officer

October 6, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GUSHAN

ENVIRONMENTAL ENERGY LIMITED FOR THE 2009 ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON NOVEMBER 18, 2009

The undersigned shareholder of Gushan Environmental Energy Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated October 6, 2009 and hereby appoints the Chairman of the Meeting or failing them, …………………………………. of ……………………………….

with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on November 18, 2009 at 10:00 a.m., local time at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, and at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” the following proposals:

Proposal 1: Re-election of Mr. Deyu Chen as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Re-election of Mr. Denny Lee as a director of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 3: Re-appointment of the Independent Auditor KPMG for the fiscal year 2009.

For	Against	Abstain
☐	☐	☐

Proposal 4: To adopt and approve the 2008 annual report of the Company, including the audited financial statements for the year ended December 31, 2008.

For	Against	Abstain
☐	☐	☐

Dated: 2009

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 16, 2009, New York time. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.